Exhibit 77(c)

                Matters Submitted to a Vote of Security Holders

(1) A special meeting of shareholders of the ING VP Technology Portfolio was held on March 23, 2004, to approve:

          (a) a Sub-Advisory Agreement between ING Investments, LLC and BlackRock Advisors, Inc. with no change in the Adviser, or the overall management fee paid by the Portfolio and

          (b)  to approve a "Manager-of-Managers" agreement for the Portfolio.

                                         Shares voted
                                         against or           Total Shares
                   Shares voted for      withheld                voted
                   ----------------      --------                -----
          (a)      16,228,771.886        1,286,818.750        18,250,159.558
          (b)      14,134,566.076        3,338,501.688        18,250,159.558